Exhibit 99.1

Origin Agritech, Ltd. Investor Deck August 2020

Origin Agritech, Ltd Forward Looking Statements and Disclaimer 2 This communication contains "forward - looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward - looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward - looking statements address matters that are uncertain. Forward - looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward - looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non - strategic assets or businesses. The company undertakes no duty or obligation to publicly revise or update any forward - looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward - looking statements contained herein and are cautioned not to place undue reliance on such forward - looking statements, which are qualified in their entirety by these cautionary statements.

Origin Agritech, Ltd The Problem 3 • China has 22% of the world’s population with only 10% of the world’s arable land • COVID - 19 pandemic has accentuated the need for greater food security & increased domestic food production • China’s fast - growing middle class is eating more meat, thus increasing need for grain feedstock • Chinese traditionally have feared GMO foods, delaying China going GMP positive • Traditional grains require heavy usage of pesticides while Chinese are demanding a cleaner environment

Origin Agritech, Ltd The Solution: GMO Positive! • GMO grains dramatically increase yields • GMO grains can be designed to be insect resistant, reducing the need for pesticides, making agriculture greener • The switch to GMO positive creates a new, multi - billion - dollar market opportunity • Chinese firms given preferential treatment vs. foreign competitors like Monsanto • 13 th 5 - Year Plan supports advancement in agritech • Many signals that GMO positive move is imminent in the short - term 4

Origin Agritech, Ltd How to Play the Move to GMO in China • Origin is the only US listed Chinese GMO seed company (Nasdaq: SEED) • Pioneering Chinese agritech firm > 20 years experience • In collaboration with BRI, received China’s first bio - safety certificate for GMO corn in 2009. • In collaboration with BRI, China issued second bio - safety certificate for GMO soybean in 2020. Origin owns exclusive gene IP right. • Deep connections with agricultural technology institutions and universities • Capital efficient business model of licensing developed seed traits • De - risked as takes many years and tens of million of dollars to develop in - house • One of the few vertically integrated GMO seed companies in China • Makes Origin a partner of choice 5 China’s move to GMO positive is a beautiful tailwind for investors in Origin

Origin Agritech, Ltd Strategic Alliances Domestic: • Strong relation with Biotechnology Research Institute (BRI), a division of Chinese Academy of Agriculture Sciences (CAAS) in the past 10 years. • National Maize Improvement Center of China (NMICC) International: • Dupont Pioneer in 2016 • KWS SAAT SE (“KWS”) in 2017 6

Origin Agritech, Ltd Origin’s Pipeline of Traits Origin's Pipeline of Traits • 2009 China's first Corn Bio - safety approval • 2020 Soybean Bio - safety approval for two traits • Two Corn Traits in the government final approval process • Three Corn Traits have finished their tests, approaching the step of submitting bio - safety application • A number of elite commercial corn hybrids are pending for variety bio - safety approval 7 Bio - Safety Certification (70%) Variety Approval (20%) Production & Sales Approval (10%) Chinese Government Approval Process

Origin Agritech, Ltd Comps 8 RMB RMB

Origin Agritech, Ltd Market Opportunity $85.7B • In 2019, the total amount of corn consumption in China reached 300 M tons, which equals $85.7B • About 97% of corn was used as animal feed and industrial materials • This market will be occupied fully by GMO corn gradually $45.8B • In 2019, China imported 91.5M tons of soybean. The actual soybean consumption was 107 M tons, which equals $45.8 B • Almost all was used as industry materials or animal feed 9

Origin Agritech, Ltd Upcoming Catalysts • Finalization of joint venture with SOE (government partner) converting RMB204 million loan into equity in JV • Gives company resources needed to expand • Expansion of strategic partnerships • Bring in new GMO traits • Small acquisitions of seed companies to increase scale • More GMO trait bio - safety approvals • China going GMO positive • Commercial sales • Investor outreach program 10

Origin Agritech, Ltd Origin Agritech, Ltd. Investment Highlights • Ideally positioned to capitalize on China going GMO positive • Multi - billion - dollar market opportunity that is wide open • Multiple soybean and corn traits in approval pipeline, two having received bio - safety certificate • One of several vertically integrated GMO seed companies, gives Origin a competitive advantage • Capital efficient business model of licensing developed seed traits • Strong relationship with agritech research institutes and academia • Comparable seed companies are China A - Shares, with valuations in the billions of dollars • Origin (Nasdaq: SEED) is the only US listed Chinese GMO seed company 11

Thank You 301.845.6238 joeramelli@originseed.com.cn https://originseed.investorroom.com/ Joe Ramelli